Filed by Broadcom Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.

Commission File No.: 001-33622

Date: May 26, 2022

BROADCOM | vmware

BROADCOM TO ACQUIRE VMWARE FOR $61 BILLION IN CASH AND STOCK

Advances strategy to build the world's leading infrastructure technology company, with a track record of acquiring established, mission-critical platforms

- Providing enterprise customers an expanded platform of critical infrastructure solutions to accelerate innovation and address the most complex information technology infrastructure needs
- Enabling greater choice and flexibility to build, run, manage, connect and protect applications at scale
- Brings together two engineering-first, innovation-centric cultures with shared focus on innovation

VMware Aligns with Broadcom's Strategy

Established & Growing Market
Virtualization is a Large and Foundational Market

Leadership Position
Category Leader in Private Cloud Infrastructure with Complementary Product Portfolio

Mission Critical
Leading Portfolio of Mission-Critical, Cloud-Neutral Software

Large Enterprise Customer Base
Scale with Leading Multi-National Customers Utilizing Private & Multi-Cloud Environments

Long Operating History & Strong IP Portfolio
5,000+ Patents Granted or Assigned to VMware[1]

Financially Compelling Opportunity
Targeting ~$8.5B of Pro Forma EBITDA Contribution from Acquisition

Roadmap to Completion

- Expected close in Broadcom's FY2023*
- Subject to regulatory approvals and customary closing conditions, including approval by VMware shareholders

* Ending October 29, 2023

Transaction Details

$61B IN CASH AND STOCK[2]

FOR EACH VMWARE SHARE:

$142.50 CASH OR 0.2520 SHARES OF BROADCOM COMMON STOCK

Overview[3]


88%
Broadcom Ownership
12%
VMware Ownership

Following closing, the Broadcom Software Group will rebrand and operate as VMware, incorporating Broadcom's existing infrastructure and security software solutions as part of an expanded VMware portfolio

"Building upon our proven track record of successful M&A, this transaction combines our leading semiconductor and infrastructure software businesses with an iconic pioneer and innovator in enterprise software as we reimagine what we can deliver to customers as a leading infrastructure technology company. We look forward to VMware's talented team joining Broadcom, further cultivating a shared culture of innovation and driving even greater value for our combined stakeholders, including both sets of shareholders."

Hock Tan
President and Chief Executive Officer of Broadcom

"VMware has been reshaping the IT landscape for the past 24 years, helping our customers become digital businesses. We stand for innovation and unwavering support of our customers and their most important business operations and now we are extending our commitment to exceptional service and innovation by becoming the new software platform for Broadcom. Combining our assets and talented team with Broadcom's existing enterprise software portfolio, all housed under the VMware brand, creates a remarkable enterprise software player. Collectively, we will deliver even more choice, value and innovation to customers, enabling them to thrive in this increasingly complex multi-cloud era."

Raghu Raghuram
Chief Executive Officer of VMware

References

1. As of VMware's fiscal year ending January 2022
2. Based on the closing price of Broadcom common stock on May 25, 2022
3. Pro forma ownership based on fully diluted shares as of May 20, 2022

Forward-Looking Statements This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions. These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of any legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize synergies; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and other events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/ prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the proposed transaction, Broadcom intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom will be available free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware will be available free of charge on VMware’s website at vmware.com. Participants in the Solicitation Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021. Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on May 28, 2021, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.